                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)(1)

                        Geac Computer Corporation Limited
                        ---------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    368289104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 5, 2005
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

          NOTE.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

-------------------------
(1)       The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

---------------------                                       --------------------
CUSIP No. 368289104                   13D                     Page 2 of 15 Pages
---------------------                                       --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               CRESCENDO PARTNERS II, L.P., SERIES F
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  4,301,500
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               4,301,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,301,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                       --------------------
CUSIP No. 368289104                   13D                     Page 3 of 15 Pages
---------------------                                       --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               CRESCENDO INVESTMENTS II, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  4,301,500
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               4,301,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    4,301,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                       --------------------
CUSIP No. 368289104                   13D                     Page 4 of 15 Pages
---------------------                                       --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               ERIC ROSENFELD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  4,301,500
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               4,301,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    4,301,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                       --------------------
CUSIP No. 368289104                   13D                     Page 5 of 15 Pages
---------------------                                       --------------------

          The following  constitutes  Amendment No. 4 ("Amendment No. 4") to the
Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule
13D as specifically set forth.

     Item 4 is hereby amended to add the following:

          In connection  with the  agreement  between the Issuer and Golden Gate
Capital  announced  on November 7, 2005,  pursuant to which  Golden Gate Capital will  acquire  the  Issuer  in  an  all-cash  transaction  (the  "Acquisition"),
Crescendo  Partners  II  entered  into a voting  agreement  with the  Issuer  on
November 5, 2005 (the "Voting Agreement"), a copy of which is attached hereto as
Exhibit 3 and is incorporated herein by reference. Under the terms of the Voting
Agreement,  Crescendo  Partners II agreed,  among other  things,  (i) to vote in favor of the  Acquisition  and (ii) to vote against any  proposed  action by any third party the result of which could be reasonably inferred to prevent or delay the  Issuer  from  completing  the  Acquisition.  During  the term of the Voting
Agreement,  Crescendo Partners II agreed,  among other things,  that it (a) will not sell,  transfer,  pledge,  encumber,  hypothecate  or assign,  or  otherwise dispose of, or enter into any contract,  option,  hedging  arrangement  or other arrangement  or  understanding  with  respect  to the  sale,  transfer,  pledge, hypothecation or assignment,  or other  disposition of its Shares of the Issuer, subject to certain  exceptions  contained in the Voting Agreement;  (b) will not deposit any of its Shares into a voting trust or grant any proxies or enter into any voting  agreement or  arrangement  with respect to any of its Shares,  other than  pursuant to the Voting  Agreement;  (c) will not exercise any statutory or other right of dissent or  appraisal  with respect to the  Acquisition;  and (d)
will use all reasonable  efforts to assist the Issuer,  at the Issuer's expense, to complete the Acquisition. The Voting Agreement will terminate on the earliest of (w) the effective time of the Acquisition,  (x) March 16, 2006, (y) following the existence of an acquisition proposal,  other than the Acquisition,  the date upon which  Crescendo  Partners  II  notifies  the Issuer in  writing  that,  in
Crescendo Partners II's view, such acquisition proposal is more favorable to the
Issuer's  stockholders  than the  Acquisition,  or (z) upon any material adverse amendment to certain agreements governing the Acquisition without the consent of
Crescendo Partners II.

     Item 5(a) is hereby amended and restated to read as follows:

          (a) The aggregate  percentage of Shares  reported owned by each person named herein is based upon  86,992,996  Shares  outstanding,  which is the total number of Shares  reported to be  outstanding  as of  September  30, 2005 in the
Issuer's  Material Change Report attached as Exhibit 99.1 to the Issuer's Report of Foreign Private Issuer on Form 6-K, as filed with the Securities and Exchange
Commission on November 7, 2005,  less  1,390,112  treasury  shares the Reporting
Persons believe have been included in the total number of Shares  outstanding by the Issuer.

          As of the close of business on November 8, 2005, Crescendo Partners II beneficially  owned 4,301,500  Shares,  constituting  approximately  5.0% of the
Shares  outstanding.  As the general partner of Crescendo Partners II, Crescendo
Investments II may be deemed to beneficially  own the 4,301,500  Shares owned by
Crescendo   Partners  II,   constituting   approximately   5.0%  of  the  Shares
outstanding.  As the managing member of Crescendo  Investments II, which in turn is the general partner of Crescendo  Partners II, Mr. Rosenfeld may be deemed to
beneficially  own  the  4,301,500   Shares  owned  by  Crescendo   Partners  II,
constituting  approximately  5.0% of the Shares  outstanding.  Mr. Rosenfeld has sole voting and dispositive  power with respect to the 4,301,500 Shares owned by
Crescendo  Partners  II by virtue of his  authority  to vote and dispose of such
Shares. Crescendo Investments II and Mr. Rosenfeld disclaim beneficial ownership of the  Shares  held by  Crescendo  Partners  II,  except to the extent of their pecuniary interest therein.

---------------------                                       --------------------
CUSIP No. 368289104                   13D                     Page 6 of 15 Pages
---------------------                                       --------------------

     Item 5(c) is hereby amended to add the following:

          On October  25,  2005,  the  Issuer  awarded  to Mr.  Rosenfeld  6,000 deferred  share units  pursuant to the Issuer's  Directors'  Deferred Share Unit
Plan.  There were no other  transactions  in the securities of the Issuer by the
Reporting Persons during the past 60 days.

     Item 6 is hereby amended to add the following:

          On November 5, 2005, Crescendo Partners II and the Issuer entered into the Voting Agreement, as further discussed in Item 4 above.

     Item 7 is hereby amended to add the following exhibit:

          3.    Voting  Agreement  by and between  Crescendo  Partners II, L.P.,
                Series F and Geac Computer Corporation  Limited,  dated November
                5, 2005.

---------------------                                       --------------------
CUSIP No. 368289104                   13D                     Page 7 of 15 Pages
---------------------                                       --------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   November 9, 2005                   CRESCENDO PARTNERS II, L.P., SERIES F

                                            By:    Crescendo Investments II, LLC
                                                   General Partner

                                            By:   /s/ Eric Rosenfeld
                                                  ---------------------
                                            Name: Eric Rosenfeld
                                            Title: Managing Member

                                            CRESCENDO INVESTMENTS II, LLC

                                            By:   /s/ Eric Rosenfeld
                                                  ---------------------
                                            Name: Eric Rosenfeld
                                            Title: Managing Member

                                            /s/ Eric Rosenfeld
                                            ---------------------------
                                            ERIC ROSENFELD

---------------------                                       --------------------
CUSIP No. 368289104                   13D                     Page 8 of 15 Pages
---------------------                                       --------------------

                                  EXHIBIT INDEX

         EXHIBIT                                                            PAGE

1.       Joint Filing  Agreement by and among Crescendo  Partners            --
         II, L.P.,  Series F, Crescendo  Investments  II, LLC and
         Eric  Rosenfeld,   dated  August  12,  2005  (previously
         filed).

2.       Letter Agreement by and between  Crescendo  Partners II,            --
         L.P.,  Series F and Geac Computer  Corporation  Limited,
         dated as of September 8, 2005 (previously filed).

3.       Voting Agreement by and between  Crescendo  Partners II,          9-15
         L.P.,  Series F and Geac Computer  Corporation  Limited,
         dated November 5, 2005.

---------------------                                       --------------------
CUSIP No. 368289104                   13D                     Page 9 of 15 Pages
---------------------                                       --------------------

                                VOTING AGREEMENT

         THIS AGREEMENT made the 5th day of November, 2005

BETWEEN:

                  GEAC COMPUTER CORPORATION LIMITED,
                  a corporation existing under the laws of Canada

                  ("GEAC")

AND:

                  THE  UNDERSIGNED  SHAREHOLDER  OF GEAC COMPUTER
                  CORPORATION LIMITED

                  (the "HOLDER")

         WHEREAS:

A.       Geac,  TriCage  Acquisition  S.a.r.l.,  TriCage Merger Corp.,  Magellan
Holdings  Inc.  and  TriSyn  Group  Holdings  Limited  propose  to enter into an
Arrangement Agreement (the "ARRANGEMENT AGREEMENT") and certain other agreements and instruments contemplated thereby,  including,  without limitation, a Plan of
Arrangement  (the "PLAN OF  ARRANGEMENT"),  pursuant to which each share of Geac will be acquired upon terms and conditions and pursuant to procedures which will be provided for in the  Arrangement  Agreement  and/or Plan of  Arrangement,  as
amended or modified from time to time; and

B.       Geac has  requested  that the  Holder  enter into this  Agreement  with respect to all shares of any class of Geac that are  beneficially  owned or held by the  Holder,  and any and all other  shares or  securities  of Geac issued or issuable  in respect  thereof  on or after the date  hereof  (collectively,  the
"SUBJECT SECURITIES");

         NOW THEREFORE,  in consideration of the mutual covenants and agreements set forth  herein,  the payment of the sum of One Cent by Geac to the Holder and other  valuable  consideration  (the receipt and  sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

1.       VOTING OF EQUITY SECURITIES

         The Holder hereby agrees that,  during the period from the date of this
Agreement  until  the  Expiration  Date  (as  defined  below),  at  any  meeting
(including  class  meetings) of the  shareholders of Geac to which the Holder is

---------------------                                       --------------------
CUSIP No. 368289104                   13D                    Page 10 of 15 Pages
---------------------                                       --------------------

entitled to attend and vote at, however called, the Holder shall (or shall cause the  holder of  record  to, if the  Holder is the  beneficial  owner but not the holder of record), (i) vote all of the Subject Securities,  and all other voting securities  of Geac as to which the Holder or its  designee  has voting power in favor of the Arrangement Agreement and Plan of Arrangement, and (ii) vote all of the Subject  Securities and all other voting  securities of Geac as to which the
Holder or its designee  has voting  power to oppose any  proposed  action by any third party the result of which could be reasonably inferred to prevent or delay
Geac from completing the transactions  contemplated by the Arrangement Agreement or the Plan of Arrangement.

2.       TERM

         This  Agreement  shall  become  effective  on the date hereof and shall terminate on the earliest of (1) the Effective  Time of the Plan of  Arrangement
(as such term is  defined  therein),  (2)  March 16,  2006,  (3)  following  the existence of an Acquisition Proposal (as such term is defined in the Arrangement
Agreement),  other than the Plan of Arrangement,  the date upon which the Holder notifies Geac in writing that, in the Holder's view, such  Acquisition  Proposal is more  favourable to the holders of Geac shares than the Plan of  Arrangement, or (4) the date this  Agreement is terminated  pursuant to Section 3 below (such earliest date and time being  referred to in this  Agreement as the  "EXPIRATION
DATE").  The  termination  of this  Agreement  shall not  prejudice the right of either party hereto in respect of any breach hereof by the other party.

3.       TERMINATION

         This  Agreement will terminate  immediately  upon any material  adverse amendment  being made to the  Arrangement  Agreement or the Plan of  Arrangement
(the "ARRANGEMENT  DOCUMENTS") after the date hereof, without the consent of the
Holder.  The determination of whether an amendment to the Arrangement  Documents is a material adverse amendment shall be from the perspective of a Holder.  Such a material adverse amendment would be an amendment  prejudicial to a Holder that would  include,  but is not limited to, any  amendment  providing  for decreased consideration  payable to the Holder  under the terms of any of the  Arrangement
Documents.  In  no  event  shall  such  a  material  adverse  amendment  include amendments made solely for the purpose of correcting  clerical errors.  Upon any such  termination  in  accordance  with this  provision,  this  Agreement  shall immediately  be deemed to have been  revoked  by such  Holder and shall be of no further force or effect.

4.       COVENANTS OF THE HOLDER

         (a)  During  the  period  from the  date of this  Agreement  until  the
Expiration Date, except in accordance with the provisions of this Agreement, the
Holder agrees that it will not, directly or indirectly:

              (i)   sell, transfer, pledge, encumber,  hypothecate or assign, or otherwise  dispose of, or enter into any  contract,  option, hedging  arrangement or other  arrangement or  understanding with respect to the sale, transfer, pledge, hypothecation or assignment, or other disposition of, any Subject Securities,

---------------------                                       --------------------
CUSIP No. 368289104                   13D                    Page 11 of 15 Pages
---------------------                                       --------------------

                    other  than  a  transaction   made  after  the  record  date
                    established  for voting at the  meeting of  shareholders  of
                    Geac on the resolution to approve the Plan of Arrangement;

             (ii)   enter into any  agreement  or  commitment  providing  for or contemplating  any of the  events  listed in  paragraph  (i)
                    above;

             (iii)  deposit any Subject  Securities into a voting trust or grant
                    any   proxies  or  enter  into  any  voting   agreement   or
                    arrangement  with respect to any Subject  Securities,  other than pursuant to this Agreement; or

             (iv)   exercise  any   statutory  or  other  right  of  dissent  or
                    appraisal with respect to the Plan of Arrangement.

         (b)  During  the  period  from the  date of this  Agreement  until  the
Expiration Date, the Holder agrees to use all reasonable efforts to assist Geac, at Geac's expense, to complete the transactions  contemplated by the Arrangement
Agreement and the Plan of Arrangement.

5.       REPRESENTATIONS AND WARRANTIES OF THE HOLDER

         The Holder represents and warrants to Geac as follows:

         (a) the Holder is the sole beneficial owner of the Subject  Securities, free and  clear  of any  encumbrance,  pledge,  hypothecation,  charge,  lien or adverse  claim and the Holder  has good and  marketable  title to and  exclusive right to vote the Subject Securities;

         (b) the only equity  securities of Geac owned,  directly or indirectly, by the Holder are the Subject Securities (as set forth on the final page of this
Agreement);

         (c) the Holder has all necessary right,  power and authority to execute and  deliver  this  Agreement  and to  perform  its  obligations  hereunder  and thereunder  and, if the Holder is a  corporation  or other body  corporate,  the execution and delivery of this Agreement and the  performance  and observance of all of its obligations contained herein and therein have been duly authorized by all necessary corporate action on its part;

         (d) the  execution,  delivery and  performance of this Agreement by the
Holder will not require the consent of any other person and will not  constitute a violation of,  conflict with or result in a default under (i) if the Holder is a corporation or other body  corporate,  the  memorandum,  articles,  by-laws or other  organizational or governing  documents of the Holder,  (ii) any contract, understanding  or  arrangement  to which  the  Holder is a party or by which the
Holder is bound (iii) any judgment,  decree or order applicable to the Holder or
(iv) any law,  rule or  regulation of any  governmental  body  applicable to the
Holder;

         (e) this  Agreement  has been duly executed and delivered by the Holder and constitutes a legal, valid and binding obligation of the Holder, enforceable in accordance with its terms; and

---------------------                                       --------------------
CUSIP No. 368289104                   13D                    Page 12 of 15 Pages
---------------------                                       --------------------

         (f) none of the  Subject  Securities  is subject  to any voting  trust, proxy  or  other  agreement  or  arrangement  with  respect  to  the  voting  or disposition  of the Subject  Securities  and there are no  outstanding  options, warrants  or rights to  purchase or acquire,  or  agreements  relating  to, such
Subject Securities.

6.       ADJUSTMENTS

         In the event of any increase or decrease or other change in the Subject
Securities  by  reason  of  stock  dividend,   stock  split,   recapitalization,
combination,  exchange of shares or the like,  the number of Subject  Securities subject to this Agreement shall be adjusted appropriately and equitably.

7.       GOVERNING LAW

         This  Agreement  shall be governed by and construed in accordance  with the laws of the Province of Ontario and the laws of Canada applicable therein.

8.       FURTHER ASSURANCES

         Each party  hereto will,  at the request of the other  party,  promptly execute and deliver any and all such further  documents and instruments and take or cause to be taken  any and all such  further  actions  as may  reasonably  be required  in order to fully  perform  and carry out the terms and intent of this
Agreement.

9.       ASSIGNMENT

         This Agreement may not be assigned by any party hereto.

10.      REMEDIES

         The Holder  acknowledges that each of the covenants set out in sections
1 and 4 of this Agreement is reasonable and valid and further  acknowledges that damages for breach of any of the  covenants  set out in sections 1 and 4 of this
Agreement may be inadequate as such breach may cause Geac irreparable  harm. The
Holder further acknowledges and agrees that Geac shall be entitled,  in addition to any other  remedies or damages  that may be  available at law or equity or in this Agreement, to the remedy of specific performance of such covenants or other commitments  and  preliminary  and permanent  injunctive  relief to restrain any breach  or  threatened  breach of those  covenants  or other  commitments  or to otherwise  enforce the provisions of this Agreement.  The Holder agrees that the foregoing  acknowledgements  may be  used  by  Geac  as  evidence  in any  court application  for enforcement of the covenants or other  commitments  referred to above by way of  specific  performance  or  injunction  and  hereby  waives  any requirement  for the  posting  or  securing  of any  bond or other  security  in connection with obtaining any such equitable remedies.

---------------------                                       --------------------
CUSIP No. 368289104                   13D                    Page 13 of 15 Pages
---------------------                                       --------------------

11.      NOTICES

         All  notices or other  communication  required or  permitted  hereunder shall be in writing and shall be deemed duly given if  delivered  in person,  by confirmed facsimile  transmission or by overnight courier service,  addressed as follows:

(a)      if to the Company:             Geac Computer Corporation Limited
                                        11 Allstate Parkway
                                        Suite 300
                                        Markham, ON  L3R 9T8

                                        Attention: Mr. Charles S. Jones
                                        Telephone No. (905) 475-0525
                                        Facsimile No.: (905) 940-3847

         With a copy to:                Geac Computer Corporation Limited
                                        100 Fifth Avenue
                                        Waltham, MA  02451-8762

                                        Attention: Mr. Jeffrey M. Snider
                                        Telephone No.: (781) 672-8830
                                        Facsimile No.: (781) 672-8831

         With an additional copy to:    Blake, Cassels & Graydon LLP
                                        199 Bay Street
                                        Suite 2800
                                        Commerce Court West
                                        Toronto, ON  M5L 1A9

                                        Attention: Craig C. Thorburn
                                        Telephone No.: (416) 863-2965
                                        Facsimile No.: (416) 863-2653

(b) if to the Holder,  to that address and contact  information set forth on the signature page hereto.

12.      SEVERABILITY

         If any term,  provision,  covenant or  restriction of this Agreement is held by a court of competent  jurisdiction to be invalid, void or unenforceable, the  remainder of the terms,  provisions,  covenants  and  restrictions  of this
Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall in such event negotiate in good faith to modify the Agreement to preserve each party's anticipated benefits under this Agreement.

---------------------                                       --------------------
CUSIP No. 368289104                   13D                    Page 14 of 15 Pages
---------------------                                       --------------------

13.      COUNTERPARTS

         This Agreement may be executed in any number of  counterparts,  each of which  shall  be  deemed  to be an  original,  but all of which  together  shall constitute one and the same agreement.  A signed counterpart  provided by way of facsimile  shall  be  as  binding  upon  the  parties  as an  originally  signed counterpart.

14.      BINDING EFFECT; BENEFITS

         This Agreement  shall survive the death or incapacity of any Holder and shall inure to the benefit of and shall be binding  upon the parties  hereto and their respective heirs, legal representatives, successors and permitted assigns.
Nothing in this Agreement,  expressed or implied, is intended to or shall confer on any person other than the parties hereto and their  respective  heirs,  legal representatives  and  successors  and  permitted  assigns any rights,  remedies, obligations or liabilities under or by reason of this Agreement.

15.      NO AGENCY

         Nothing  herein  shall be  deemed  create  any  agency  or  partnership relationship between the parties hereto.

16.      NOT A VOTING TRUST

         This  Agreement is not a voting trust and should not be  interpreted as such.

17.      NO GRANT OF PROXY

         This  Agreement  does not grant any proxy and should not be interpreted as doing so.

18.      NO WAIVER

         The  failure  or delay  by a party to  enforce  any  provision  of this
Agreement  will not in any way be construed as a waiver of any such provision or prevent  that  party  from  thereafter  enforcing  any other  provision  of this
Agreement. The rights granted hereunder are cumulative and will not constitute a waiver of either party's right to assert any other legal remedy available to it.

19.      CONTINUANCE OF OTHER AGREEMENTS

         For greater  certainty,  this Agreement shall not affect the continuing operation of all confidentiality and other agreements, obligations and duties in effect  between the parties,  which  remain in full force and effect  unamended;
provided, however, to the extent that there is a conflict between this Agreement and any other  agreement  between the parties,  the provisions of this Agreement shall govern.

---------------------                                       --------------------
CUSIP No. 368289104                   13D                    Page 15 of 15 Pages
---------------------                                       --------------------

         IN WITNESS  WHEREOF,  the parties have cause this  Agreement to be duly executed on the day and year first above written.

GEAC COMPUTER CORPORATION                      HOLDER:
LIMITED

Per:  /s/ Charles S. Jones                    Crescendo Partners II, LP Series F
      ------------------------------------    ----------------------------------
       Authorized Signatory                   Print Name of Holder

       Charles S. Jones, President & CEO  /s/ Eric Rosenfeld
       -----------------------------------    ----------------------------------
       Print Name and Title                   Signature of Holder (or if Holder
                                              is a corporation, of an Authorized
                                              Signatory)

                                             Eric Rosenfeld, Managing Member of
                                             ----------------------------------
                                             Crescendo Investment, II LLC,  GP
                                             ----------------------------------
                                             (Print Name and  Title of Authorized
                                             Signatory of Holder, if applicable)

                                             10 EAST 53RD ST., 36TH FLOOR,
                                             NY,  NY 10022
                                             -----------------------------------
                                             Address

                                             212-319-0760
                                             -----------------------------------
                                             Telephone

                                             212-319-0760
                                             -----------------------------------
                                             Facsimile

                                             4,301,500
                                             -----------------------------------
                                             Geac Securities beneficially owned
                                             or held